

信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2006/CS-1956

3 January 2006

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, N
U.S.A.

Attn.: Ms. K



Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Press Announcement in respect of Legal Proceedings on the Hospitality Interests at Yau Kom Tau, Tsuen Wan Town Lot No. 356.

For your information, the above document is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED



Fanny Cheng
Deputy Company Secretary

Encl.



c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Hang Lung Case\Letter - ADR.doc

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock code: 00083)

ANNOUNCEMENT

Reference is made to the Company's announcements dated 3rd July, 1998 on the Litigation and dated 3rd August, 2004 on the Judgment. Subsequent to the announcement dated 3rd August, 2004, the Company lodged an appeal in relation to the Judgment to the Court of Appeal.

A judgment was handed down by the Court of Appeal on 30th December, 2005. The appeal judges dismissed the appeal by the Company. As the assessment of the quantum of damages under the Judgment has yet to be heard by the High Court, the financial impact relating to the litigation cannot be ascertained at this moment. The Company is now reviewing the judgment by the Court of Appeal with its legal advisers and will, upon advice on the merits of this case, take such further steps as may be necessary in the interest of the Company.

Further announcement will be made by the Company on any material progress and development of the aforesaid issues.

Reference is made to the announcements made by Sino Land Company Limited (the "Company") dated 3rd July, 1998 on the Litigation (as defined herein) and dated 3rd August, 2004 in relation to the Judgment (as defined herein).

LITIGATION

On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited ("Mariner") entered into a sale and purchase agreement (the "Agreement") with Hang Lung Group Limited ("Hang Lung") and Atlas Limited ("Atlas") in relation to the acquisition of a company which, through its wholly-owned subsidiary, owns a property in Yau Kom Tau, Tsuen Wan, New Territories which was being developed into a hotel. Pursuant to the Agreement, the total purchase consideration payable by Mariner was HK$ 1,070 million, in respect of which deposit and part payments in the total sum of HK$321 million had already been paid by Mariner.

The Agreement provided that the above acquisition was due for completion on 30th June, 1998. It was contended by the Company that Hang Lung and Atlas have acted in breach of their obligations under the Agreement, including the fundamental obligations of proving a good title to the property, developing a hotel on the property to meet the standards referred to in the Agreement, constructing the hotel in accordance with the Approved Plans (as defined in the Agreement) and procuring practical completion of the hotel in accordance with the Agreement. On legal and other relevant professional advice, the Company and Mariner therefore terminated the Agreement on 30th June, 1998. Litigation then commenced between the aforesaid parties (the "Litigation").

JUDGMENT

A judgment was handed down on 2nd August, 2004 by the High Court that Hang Lung was not in repudiatory breach of the Agreement and found in favour of Hang Lung (the "Judgment").

Subsequent to the announcement dated 3rd August, 2004, the Company lodged an appeal in relation to the Judgment to the Court of Appeal.

COURT OF APPEAL JUDGES' RULING

The appeal judges dismissed the appeal by the Company.

As the assessment of the quantum of damages under the Judgment has yet to be heard by the High Court, the financial impact relating to the litigation cannot be ascertained at this moment. The Company is now reviewing the judgment by the Court of Appeal with its legal advisers and will, upon advice on the merits of this case, take such further steps as may be necessary in the interest of the Company.

Further announcement will be made by the Company on any material progress and development of the aforesaid issues.

By order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 31st December, 2005

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the non-executive director is The Honourable Ronald Joseph Arculli and the independent non-executive directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.